UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A/A
(Amendment No. 1)
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it amends its registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of amendment of registration submits the following information:
Name: Federal Life Variable Annuity Account — A
Address of Principal Business Office:
3750 West Deerfield Road
Riverwoods, Illinois 60015
Telephone Number: (800) 233-3750
Name and Address of Agent for Service of Process:
William S. Austin
President and Chief Operating Officer
Federal Life Insurance Company (Mutual)
3750 West Deerfield Road
Riverwoods, Illinois 60015
Copy to:
Michael K. Renetzky, Esq.
Locke Lord Bissell & Liddell LLP
111 South Wacker Drive
Chicago, Illinois 60606
Check Appropriate Box:
Registrant is filing a Registration pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:     ☒ Yes     ☐ No

SIGNATURE
Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the Village of Riverwoods and State of Illinois on the 16th day of November, 2007.

FEDERAL LIFE VARIABLE ANNUITY ACCOUNT — A
By:	FEDERAL LIFE INSURANCE COMPANY (MUTUAL) (DEPOSITOR)

	By:	/s/ William S. Austin
William S. Austin President and Chief Operating Officer

Attest:
By:	/s/ Judy A. Manning
Judy A. Manning
Secretary